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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 1)*

                   THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040448201
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         MARCH 9, 1998

    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040448201

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      The undersigned hereby supplements and amends the Schedule
13D dated January 2, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share (the "Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Issuer.
          -----------------------------------------------

      On March 3, 1998, Geneve entered into a stockholders agreement (the "Stockholders Agreement") with Sara Lee Corporation ("Sara Lee") in connection with the proposed purchase by Sara Lee of the assets of The Strouse, Adler Company, a wholly-owned subsidiary of the Company (the "Transaction"). Pursuant to the Stockholders Agreement, Geneve agreed, among other things, to (i) vote all of its shares of voting stock of the Company and (ii) grant representatives of Sara Lee a proxy to vote such shares, in each case in favor of the Transaction.

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                            Geneve Corporation



                            By: /s/ David T. Kettig
                                -----------------------------
                                David T. Kettig, Secretary


March 9, 1998